SO
8/31/04

04013085

AM 8-31-2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED AUG 3 0 2004 WASH., D.C. 185

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48544

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1st, 2003 (MM/DD/YY) AND ENDING June 30th, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Winklevoss Insurance Corp. F/N/A Winklevoss Insurance Agency, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 WEST PUTNAM AVE
(No. and Street)

GREENWICH (City) CONNECTICUT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ARTHUR ALLEN & CO. LLC
(Name – *if individual, state last, first, middle name*)

21 WEST PUTNAM AVENUE (Address) GREENWICH, (City) CT (State) 06830 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED SEP 03 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, HOWARD WINKIEVOSS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WINKIEVOSS INSURANCE AGENCY LLC, as of JUNE 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BÁRBARA D. SISKO
NOTARY PUBLIC
MY COMMISSION EXPIRES DEC. 31, 2004

[signature]
Signature

PRESIDENT, TREASURER, DIRECTOR AND OWN
Title

Bárbara D. Sisko
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WINKLEVOSS INSURANCE AGENCY, LLC
(S.E.C. I.D. NO. 39081)

FINANCIAL STATEMENTS FOR THE
YEARS ENDED JUNE 30, 2004
AND OPINION OF
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

ARTHUR ALLEN & CO. LLC
CERTIFIED PUBLIC ACCOUNTANTS
21 WEST PUTNAM AVENUE
GREENWICH, CONNECTICUT 06830

J. THEODORE ALLEN, CPA
STEPHEN SERWATKA, CPA
RICHARD PAUKNER, CPA

(203) 869-6060
FAX (203) 869-1712

Independent Auditors' Report on Internal Accounting Control Required By S.E.C. Rule 17a-5

Winklevoss Insurance Agency, LLC
500 West Putnam Avenue
Greenwich, Connecticut 06830

We have audited the financial statements of Winklevoss Insurance Agency, LLC for the year ended June 30, 2004, and have issued our opinion thereon dated August 24, 2004, which is qualified. As part of our examination we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 under the Securities Exchange Act of 1934. This study and evaluation included the accounting system and the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11). The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in subparagraph (k)(1) of the Rule. The Company does not handle securities; accordingly, it has not established procedures for safeguarding securities. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weaknesses existing at the date of our examination would be disclosed. Under generally accepted auditing standards and Rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance on the system of internal accounting control in determining the nature, timing, and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to assist the auditor in planning and performing his examination of financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the

reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognized that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost-benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

Our audit of the financial statements made in accordance with generally accepted auditing standards, including the study and evaluation of the Company's system of internal accounting control for the year ended June 30, 2004, would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned function. We noted the following matters involving the internal control structure, that we consider to be material weaknesses as defined above.

> The size of the business necessarily imposes practical limitations on the effectiveness of those internal accounting control procedures that depend on segregation of duties. It was further observed that the accounting function was largely concentrated in one individual with limited supervision. These

limitations were found to impact all aspects of the Company's accounting functions. Management has subsequently implemented additional segregation of duties by hiring an additional accountant and utilizing employees of the parent company and other affiliated companies to receive mail and record certain transactions thereby mitigating some of the inherent control deficiencies that exist when there is a low level of segregation of accounting duties. Furthermore, over the preceding eighteen months, management has substantially improved the technical quality of its professional staff by means of personnel changes and new hirings.

These conditions were considered in determining the nature, timing, and extent of the audit tests to be applied in our audit of the June 30, 2004 financial statements, and this report does not affect our opinion dated August 24, 2004, on our audit.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Anthon Allen + Co LLC

Certified Public Accountants

August 24, 2004

WINKLEVOSS INSURANCE AGENCY, LLC

FINANCIAL REPORT

YEAR ENDED JUNE 30, 2004
AND
REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

WINKLEVOSS INSURANCE AGENCY, LLC

FINANCIAL REPORT

Table of Contents

ARTHUR ALLEN & CO. LLC
CERTIFIED PUBLIC ACCOUNTANTS
21 WEST PUTNAM AVENUE
GREENWICH, CONNECTICUT 06830

J. THEODORE ALLEN, CPA
STEPHEN SERWATKA, CPA
RICHARD PAUKNER, CPA

(203) 869-6060
FAX (203) 869-1712

INDEPENDENT AUDITOR'S REPORT

To The Members
Winklevoss Insurance Agency, LLC

We have audited the accompanying balance sheet of Winklevoss Insurance Agency, LLC as of June 30, 2004, and the related statements of income, and member's capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

During the year ended June 30, 2004, Winklevoss Insurance Agency, LLC contracted for administrative services through Winklevoss Consultants, Inc., and Winklevoss, LLC, member owners of Winklevoss Insurance Agency, LLC. Although Winklevoss Insurance Agency, LLC has stated in Note 4 to the financial statements that such agreement was made at terms that would have been equivalent to an arms-length transaction, the Company has been unable to substantiate that representation as required by generally accepted accounting principles.

In our opinion, except for the effects of the matter discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Winklevoss Insurance Agency, LLC as of June 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Arthur Allen & Co LLC

August 24, 2004

WINKLEVOSS INSURANCE AGENCY, LLC
BALANCE SHEET
JUNE 30, 2004

ASSETS

Current Assets		
Cash	$	253,069
Prepaid expenses		852
Securities available for sale (Note 6)		-
Total Current Assets		253,921
Other Assets		
Loan to affiliate		312,119
		312,119
Total Assets	$	566,040

LIABILITIES AND MEMBER CAPITAL

Current Liabilities		
Accounts payable - trade	$	3,181
Management fees due to affiliate (Note 4)		20,933
Total Current Liabilities		24,114
Member Capital (Note 11)		541,926
Total Liabilities and Member Capital	$	566,040

See accompanying notes to financial statements

WINKLEVOSS INSURANCE AGENCY, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2004

Revenues	
Contract fees and commissions	$ 591,709
Expenses	
Management fees (Note 4)	104,550
Bad debt (Note 9)	352,000
Custodial fees	30,374
License and regulatory fees	24,980
Professional fees (Note 5)	30,063
Interest	21
Amortization (Note 1E)	1,720
Commission expense (Note 10)	48,600
Other operating expenses	1,016
	593,324
Operating income (loss)	(1,615)
Other income - interest	17,255
Net income	15,640
Other comprehensive income	
Unrealized loss on securities	(1,087)
Comprehensive income	$ 14,553

See accompanying notes to financial statements

WINKLEVOSS INSURANCE AGENCY, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED JUNE 30, 2004

	Members Capital
Balance - June 30, 2003	$ 527,373
Net income year ended June 30, 2004	15,640
Accumulated other comprehensive loss (Note 6)	(1,087)
Balance - June 30, 2004	$ 541,926

See accompanying notes to financial statements

WINKLEVOSS INSURANCE AGENCY, LLC
STATEMENT OF CASH FLOWS (NOTES 1C AND 2)
FOR THE YEAR ENDED JUNE 30, 2004

Cash Flows Provided (Used) in Operating Activities:	
Comprehensive income	$ 14,553
Adjustments to reconcile comprehensive income to net cash provided from operating activities:	
Unrealized loss on investments	1,087
Amortization	1,720
Decrease in trade receivables	6,699
Decrease in receivable from affiliate	38,197
Decrease in prepaid expenses	1,297
Decrease in accounts payable	(4,592)
Increase in payable to affiliate	20,933
Net cash provided by operating activities	79,894
Cash Flows Provided (Used) in Investing Activities:	-
Cash Flows Provided (Used) in Financing Activities:	
Loans to affiliate	(158,990)
Loan repayments from affiliate	157,007
Net cash used in financing activities	(1,983)
Net increase in cash	77,911
Cash - beginning of year	175,158
Cash - end of year	$ 253,069

See accompanying notes to financial statements

WINKLEVOSS INSURANCE AGENCY, LLC

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2004

1. Summary of Significant Accounting Policies

(A) Nature of Operations

Winklevoss Insurance Agency, LLC (the "Company") is a NASD registered broker-dealer and licensed insurance agency in the business of advising corporations, banks and other persons in the private placement of variable insurance products and securities. The Company neither receives client money nor holds such money in client accounts and is, therefore, a limited broker-dealer.

The Company was created June 16, 2003 for the purpose of facilitating the admission of new equity members after engaging in a merger with the Winklevoss Insurance Corporation, another NASD registered broker dealer and licensed insurance agency wholly owned by the same parent corporation, Winklevoss Consultants Inc. Effective May 1, 2004 the merger of these affiliates was completed and the assets and liabilities of the Winklevoss Insurance Corporation were transferred into Winklevoss Insurance Agency, LLC. The common parent corporation simultaneously filed an assignment and consent in the Company to Winklevoss LLC under Delaware law. The anticipated admission of the new equity interests has not occurred.

The financial statements for the year ended June 30, 2004 includes all activity of the former Winklevoss Insurance Corporation from July 1, 2003 through April 30, 2004 and the Winklevoss Insurance Agency LLC from May 1 through June 30, 2004 (See Note 11).

Virtually all of the Company's operating expenses, including labor, rent and overhead expenses are provided by its sole owner member, Winklevoss LLC. These expenses are billed by Winklevoss LLC to the Company as a management fee pursuant to terms set forth in an agreement dated July 1, 2002 and amended May 1, 2004(See Note 4).

(B) Revenue Recognition

The Company's principal source of revenue is from insurance commissions earned from client variable life insurance contracts. Revenue is recognized monthly as earned. As of June 30, 2004 customer contracts held by the former company Winklevoss Insurance Corporation had not been formally assigned to the company. Management intends to assign these contracts in the first quarter of fiscal year ending June 30, 2005. The revenue from these contracts is being recognized in Winklevoss Insurance Agency, LLC.

(C) Cash Equivalents

For purposes of reporting cash flow, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

(D) Income Taxes

The Company operates as a limited liability company and as such is treated as a disregarded entity for income tax purposes. All taxable income and expenses are reported at the owner member company, Winklevoss LLC (which then reports its combined taxable income/loss to its corporate parent, Winklevoss Consultants Inc.). Consequently, there is no provision for income taxes at the Company level.

(E) Amortization

Amortization represents the write-off of all organization costs previously capitalized by the former Winklevoss Insurance Corporation. Organization costs incurred in the formation of the Winklevoss Insurance Agency LLC have been charged to professional fees (See Note 5).

(F) Estimates

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(G) Concentration of Risk

Accounts on deposit in banks are insured up to the federal limit. The balances, at times, may exceed the federally insured limits.

As of July 1, 2004, all gross revenues were derived solely from three clients of the Company, one of which is being accounted for as an immediate bad debt due to a contractual dispute. The Company has acquired these three client contracts by means of partial assignments from other affiliated companies wholly owned by the same common parent corporation.

2. Statement of Cash Flows

The Company paid $12 in interest expense in the year ended June 30, 2004.

3. Capital Requirements

The Corporation is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934 which requires that aggregate indebtedness (as defined) shall not exceed fifteen times net capital (as defined).

There are restrictions on operations if aggregate indebtedness exceeds ten times net capital. At June 30, 2004, the computation of net capital, minimum net capital and the ratio of Aggregate Indebtedness to Net Capital was as follows:

	June 30, 2004
Total Member Capital	$541,926
Non-allowable Assets and Other Deductions	
Non-allowable prepaid expenses	852
Non-allowable loan to affiliate	312,119
Total Deductions	312,971
Net Capital	$ 228,955

Amounts included in Total Liabilities which Represent Aggregate Indebtedness	24,114
Minimum Net Capital Required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	5,000
Capital in Excess of Minimum Requirement	$ 223,955
Ratio of Aggregate Indebtedness to Net Capital	10.53%

This independent calculation did not materially differ from the client's calculation as reported in its June 30, 2004 FOCUS Report, Form X-17A-5.

4. Related Party Transactions/Management Fees

The Company is involved in the following related party transactions:

The Company is wholly owned (100%) by Winklevoss LLC, another limited liability company wholly owned by Winklevoss Consultants Inc. At June 30, 2004 the Company had a loan receivable of $312,119 due from Winklevoss LLC. The loan has an interest rate of 4% per annum and is accrued monthly.

The Company is party to a management agreement with its sole owner member, Winklevoss LLC. The agreement states that all significant management, infrastructure, and operating expenses are to be provided by Winklevoss LLC and billed to the Company as a management fee. The original agreement provided a limit or cap on the expenses as an annual amount not to exceed 99% of the Company's annual revenues. Effective May 1, 2004 the agreement was amended to calculate the monthly management fee at an amount that when combined with all other operating expenses paid directly by the Company, equals 65% of the Company's gross income. Management believes this amended formula better reflects the allocation of operating expenses between the Company and Winklevoss LLC. Operating expenses for purposes of this calculation

excludes non-recurring and/or unusual items such as bad debt expense. Interest at 1% per month is to be charged on late payments. Management fees of $83,617 were billed for the ten months ended April 30, 2004 and $20,933 for the two months ended June 30, 2004.

5. Organization Costs

Organization costs of $8,600 previously capitalized by the former Winklevoss Insurance Corporation are fully amortized as of June 30, 2004. Amortization expense for fiscal year 2004 was $1720. Organization costs incurred in the formation of Winklevoss Insurance Agency, LLC (legal fees) in the amount of $11,039 have been expensed and are included in professional fees for the current year.

6. Securities Available for Sale

The Company owns marketable stock warrants acquired April 11, 2000, which are classified as securities available for sale. The fair value of these warrants at June 30, 2004 was deemed to be $0, resulting in an unrealized loss of $1087 for fiscal year 2004. At June 30, 2004 the cost of these securities was $2,475. These warrants expire June 26, 2006.

7. Lease Commitments

The Company had no lease obligations for office space or equipment at June 30, 2004, both of which are provided as part of the management fee arrangement with its owner member (See Note 4).

8. Securities Dealer Blanket Bond

The Company is covered by a Securities Dealer Blanket Bond, issued by the National Union Fire Insurance Company of Pittsburgh, PA. The liability limit of the bond is $30,000 with a $5,000 deductible. The current contract expires November 1, 2004.

WINKLEVOSS INSURANCE AGENCY, LLC

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2004

9. Bad Debt Expense

The Company is involved in a contract dispute that has resulted in the writeoff of $352,000 of unbilled revenue which the Company believes will not be collected. The $352,000 of bad debt expense represents all of the fiscal 2004 revenue associated with this specific client contract.

10. Commission expense

The parent corporation of the Company's sole member was the named party to an arbitration settlement involving a dispute between the parent and two former sales employees. The settlement required the parent corporation to pay current and back commissions to the former sales persons on several contracts one of which has been assigned to the Company. Consequently, the Company has recognized this portion of the settlement as its expense in fiscal year 2004. Commission expense of $48,600 includes six months of commissions in arrears not previously accrued.

11. Business Reorganization

Effective May 1, 2004 Winklevoss Insurance LLC (the surviving company) acquired the assets and liabilities of the former Winklevoss Insurance Corporation (the acquired company) under a statutory merger. The purpose of the combination was to facilitate the planned introduction of new equity members in the surviving company and to vertically integrate the insurance business of the Company and its new sole owner member company by product category. The assets and liabilities of the acquired company were recorded in the books of the Company at book value. The stockholder's equity of the acquired company was transferred from the prior common parent corporation to Winklevoss LLC, the new sole owner member of the Company under an assignment and consent action filed simultaneous with the merger. There were no fixed assets existing in the acquired company.

The surviving company had no transactions prior to May 1 2004. The results of operations for the acquired company and the surviving company are detailed below displaying the ten month operating results of the acquired company, July 1, 2003 through April 30, 2004, and the two month operating results of the surviving organization, May 1, 2004 through June 30, 2004.

WINKLEVOSS INSURANCE AGENCY, LLC

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2004

	Ten Months July 01, 2003 through April 30,2004	Two months May 01, 2004 through June 30,2004	Twelve months Combined July 01, 2003 through June 30, 2004
Revenue			
Contract fees and commissions	$462,780	$128,929	$591,709
Expenses			
Management fees	83,617	20,933	104,550
Bad debt	264,000	88,000	352,000
Custodial fees	25,318	5,056	30,374
License and regulatory fees	21,701	3,279	24,980
Professional fees	21,346	8,717	30,063
Interest	-	21	21
Amortization	1,720	-	1,720
Commission expense	38,144	10,456	48,600
Other operating expenses	1,002	14	1,016
Total Expenses	456,848	136,476	593,324
Operating income (loss)	5,932	(7,547)	(1,615)
Other income - interest	14,693	2,562	17,255
Unrealized income/(loss) on investments	-	(1,087)	(1,087)
Comprehensive income	$ 20,625	$ (6,072)	$ 14,553